April 17, 2020

Via Email
Mr. Adrian Roberto Nador
Representative of the Republic of Argentina in the United States
Embassy of Argentina
1600 New Hampshire Ave., NW
Washington, DC 20009

       Re:    The Republic of Argentina
              Amendment No. 1 to Registration Statement under Schedule B Filed April 15, 2020
              File No. 333-237192

              Form 18-K for Fiscal Year Ended December 31, 2018
              Filed October 2, 2019 as amended March 9, 2020 and April 15, 2020 File No. 033-70734

Dear Mr. Nador:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2020 letter.

General

1. We reissue in part our prior comment 1. To the extent possible, considering the potential effects of COVID 19 on Argentina's economic, political, health and other conditions, please discuss the material impact COVID 19 may have on Argentina in both the near and long term including any potential impact on the exchange offer or the Republic's ability to finance its debt.
 Mr. Adrian Roberto Nador
The Republic of Argentina
April 17, 2020
Page 2


2. We note your response to comment 2 of our prior letter that, "As of the date of the annual report, Argentina has remained current on all bonds issued since 2005." We note your revised disclosure in the Form 18-K/A that, "On April 5, 2020 ... the Government deferred all principal and interest payments due on outstanding Argentine-law governed
       U.S. dollar-denominated debt issued by the Republic until December 31, 2020." We further note that several credit rating agencies have recently downgraded Argentina's foreign currency sovereign credit rating as restricted default. Please provide prominent and clear disclosure in the registration statement or Form 18-K, including risk factor disclosure, that discusses the extent to which Argentina is near and likely to be in default with some of its outstanding debt and the impact that default, if it were to occur, would have on the proposed exchange offer.

Registration Statement under Schedule B

3. We note your response to prior comment 3 that, "As of today, Argentina continues to develop its proposal to adjust its debt burden to make it sustainable for the long term, but it is unable to provide a comprehensive overview in the Pre-Effective Amendment filed today." Please revise the registration statement to reference the contemplated exchange offer, and, to the extent known, the material terms and conditions of the exchange offer, including possible modifications to any outstanding bonds, and reasons why the Republic intends to pursue such exchange offers and modifications. Note that if specific details of the exchange offer or modifications are not known, broader description of and reasons underlying the debt restructuring should be prominently and clearly disclosed. Such disclosure should discuss, for example, whether the terms of the new notes would likely be disadvantageous to bondholders relative to the terms of their current bonds, and whether Argentina would likely default on existing debt if the exchange offer is unsuccessful.

4. We note your response to comment 6 and we reissue our prior comment. Please update the registration statement to include any material negotiations that the Republic of
       Argentina has had recently with bondholders to restructure and/or exchange debt securities.

5. We note your response to comment 7 and the risk factors described in Annex A(4) and
       A(7) of your response, particularly the risk factor "In the Event of Failure of the
       Invitation, the Republic Faces High Default and Refinancing Risk." We reissue our prior comment. To the extent there are known risks in investing in the debt securities issued by the Republic, such as those described in Annex A(4) and A(7), please include such risk factors in the registration statement or Form 18-K.
 Mr. Adrian Roberto Nador
The Republic of Argentina
April 17, 2020
Page 3

        Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                         Sincerely,

                                                         /s/ Michael Coco

                                                         Division of
Corporation Finance
                                                         Office of
International Corporate
                                                         Finance


cc:    Andres de la Cruz, Esq.
       Cleary, Gottlieb, Steen & Hamilton LLP